

Mail Stop 3030

March 13, 2009

VIA U.S. MAIL AND FAX 310-943-1630

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

> **Re:** **Motorcar Parts of America, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Supplemental Response Filed February 20, 2009**
> **File 001-33861**

Dear Mr. Lee:

We have reviewed your filing on February 20, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Annual Period Ended March 31, 2008

1.   We note your response to prior comment 2. We also note that on February 20, 2009 you filed a proxy statement on Schedule 14A. Nasdaq Rule 4350(c)

provides, as you note, that a new listed company is required to hold an annual meeting within one year after its first fiscal year-end following listing, provided that it was not previously subject to a requirement to hold an annual meeting. You appear to have been subject to such a requirement given the terms of your by-laws and the New York business corporation law. Your response does not explain how you determined that you were not. Therefore we reissue the comment.

Item 11. Executive Compensation, page 43

2.   We note that, in response to prior comments 4 through 7, you state that "[i]n future filings we will" provide the disclosure requested in the comment; however, your proxy statement filed February 20, 2009 does not appear to include the disclosure. Please provide us the disclosure that you intend to include "in future filings" to address our prior comments. Please also provide us a detailed analysis supporting your conclusions regarding whether you must amend your proxy material before the meeting of your shareholders to address the issues in our prior comments.

Item 15. Exhibits, Financial Statement Schedules, page 61

3.   We note your response to our prior comment 10 regarding your customer contracts. While the contracts with your customers other than Autozone may not be contracts to sell a majority of your products, Item 601(b)(10)(ii)(B) requires disclosure not only of contracts to sell a majority of products but also of any other contracts on which you are substantially dependent. Please file such contracts as exhibits or otherwise explain why you believe you are not substantially dependent upon them.

4.   We further note your response to our prior comment 10 regarding the Autozone contract. Item 601(b)(10) requires you to file complete agreements. Please provide us with your legal analysis through which you determined that you need not file the complete agreement, or file the agreement as an exhibit.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements, page 4

Note 3. Goodwill and Intangible Assets, page 9

5.   Please tell us and revise future filings to disclose a description of the facts and circumstances leading to the impairment of your goodwill, consistent with paragraph 47(a)of SFAS 142.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 24

6.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please consider disclosing the following:

⋅   In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

⋅   How you weight each of the methods used including the basis for that weighting.

⋅   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

⋅   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 4. Controls and Procedures, page 26

7.   We note your statement that your "disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

        Please respond to these comments promptly and in advance of the meeting scheduled for March 18, 2009, specifically comment two. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding the comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637 if you have any other questions.

Sincerely,

Jay Mumford
Senior Attorney